# A2Z Smart Technologies Announces Private Placement of up to CAD$10 million

**TEL AVIV, ISRAEL. May 11, 2021 -** A2Z Smart Technologies Corp. **("A2Z"** or the **"Company") (TSXV:AZ) (OTCQB: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announced that it has received conditional TSX Venture Exchange ("**TSXV**") approval to a private placement (the "**Offering**") of up to 3,676,470 units (the **"Units"**) at a price of CAD$2.72 per Unit, for gross proceeds of up to CAD$10 million (the "**Gross Proceeds**"). Each Unit is composed of one common share of the Company and one common share purchase warrant (the "**Warrant**"). Each Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "**Warrant Share**"), upon payment to the Company of CAD$3.68 per Warrant Share for a period of 24 months following receipt of final TSXV approval. A finder's fee of up to 5% of the gross proceeds may be paid by the Company in connection with the Offering.

Additionally, the Company would like to clarify that pursuant to its press release of April 9, 2021 in which it announced the escrow closing of a financing with gross proceeds of CAD$1.8 million (the "**April Financing**"), that a finder's fee equal to CAD$26,275 will be paid in connection with the April Financing.

Closing of the Offering remains subject to the final approval of the TSXV.

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
Instagram: a2z_smart_tech

On Behalf of the Company,

Bentsur Joseph, CEO

*Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.*